SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                              TREMONT CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  894745 20 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 1999
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC and BK

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,244,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,244,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,244,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,247,694
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,247,694

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,247,694

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.8%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,494,188
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,494,188

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,494,188

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.7%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745 20 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,501,441
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,501,441

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 11
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Shares"), of Tremont Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background.

     Item 2 is amended as follows:

     (a) This Statement is filed by (i) Valhi, Inc. ("Valhi") as the direct holder of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), the Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi is the direct holder of approximately 49.7% of the 6,387,158 Shares outstanding as of April 30, 1999 according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Outstanding Shares").
Valhi may be deemed to control the Company. VGI, National and Contran are the direct holders of 81.8%, 9.5% and 0.7% of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.8% of the outstanding common stock of Dixie Rice and Southwest, respectively, and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock, except for those shares he holds directly.

     The Foundation directly holds approximately 3.9% of the Outstanding Shares and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly hold approximately 0.6% and 0.5%, respectively, of the Outstanding Shares. Valhi and the Company are the direct holders of approximately 58.1% and 19.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares and the outstanding shares of Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of the Company.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

     Harold C. Simmons' spouse is the direct owner of 3,747 Shares and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Foundation is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal offices of the CMRT and the Foundation are located at
Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.
The business addresses of the directors and executive officers of the Foundation are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Foundation is a tax-exempt foundation organized for charitable purposes.

     (f) The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. The Foundation is a Texas non-profit corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     The total amount of funds Valhi used to acquire the Shares purchased by it as reported in Item 5(c) was $1,944,800.00. Such funds were provided by amounts Valhi borrowed from Contran pursuant to a $25 million demand promissory note dated February 1, 1999 executed by Valhi and payable to the order of Contran, a copy of which is attached as Exhibit 1 to this Statement. This borrowing was subsequently repaid by amounts Valhi borrowed under the Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger, a copy of which is attached as
Exhibit 2 to this Statement.

Item 4.   Purpose of Transaction.

     Item 4 is amended as follows.

     Valhi purchased the Shares reported in Item 5(c) of this Amendment in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) Valhi, the Foundation, NL, Valmont, Harold C. Simmons' spouse and the CMRT are the beneficial owners of 3,177,531, 250,000, 36,167, 30,490, 3,747 and
3,506 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to be the beneficial owner of the 3,244,188 Shares (approximately 50.8% of the Outstanding Shares) directly held by Valhi, NL and Valmont;

          (2) The CMRT may be deemed to be the beneficial owner of the 3,247,694 Shares (approximately 50.8% of the Outstanding Shares) directly held by Valhi, NL, Valmont and the CMRT;

          (3) the Foundation may be deemed to be the beneficial owner of the 3,494,188 Shares (approximately 54.7% of the Outstanding Shares) directly held by Valhi, the Foundation, NL and Valmont; and

          (4) Harold C. Simmons may be deemed to be the beneficial owner of the 3,501,441 Shares (approximately 54.8% of the Outstanding Shares) directly held by Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, NL and Valmont;

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, NL, Valmont and the CMRT;

          (3) the Foundation may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, the Foundation, NL and Valmont; and

          (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     (c) On June 30, 1999, Valhi purchased 88,400 Shares in a privately negotiated transaction for $22.00 per share.

     (d) Each of Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows.

Exhibit 1* $25 Million Demand Promissory Note dated February 1, 1999 executed by Valhi, Inc. and payable to the order of Contran Corporation.

Exhibit 2      Credit Agreement dated as of November 6, 1998 among Valhi,
               Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment 59 to Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.

----------

*    Filed herewith.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 19, 1999




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in his individual capacity and in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 19, 1999





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.



                                   SCHEDULE A


Harold C. Simmons, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


Steven L. Watson, as Vice President or President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


     The names of the directors and executive officers of the Harold Simmons Foundation, Inc. (the "Foundation") and their present principal occupations are set forth below. Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700,
Dallas, Texas   75240.

             Name                  Present Principal Occupation
-------------------------------  --------------------------------

Eugene K. Anderson               Vice president of Contran
                                 Corporation ("Contran"), Dixie
                                 Holding Company, Inc. ("Dixie
                                 Holding"), Dixie Rice
                                 Agricultural Corporation, Inc.
                                 ("Dixie Rice"), NOA, Inc.
                                 ("NOA"), National City Lines,
                                 Inc. ("National"), Southwest
                                 Louisiana Land Company, Inc.
                                 ("Southwest"), Valhi Group, Inc.
                                 ("VGI"), Valhi, Inc. ("Valhi")
                                 and Valmont Insurance Company
                                 ("Valmont"); and treasurer of
                                 the Foundation.

Lisa Simmons Epstein             Director and president of the
                                 Foundation.

J. Mark Hollingsworth            Vice president and general
                                 counsel of Contran, Dixie
                                 Holding, Dixie Rice, NOA,
                                 National, Southwest, VGI and
                                 Valhi; general counsel of
                                 Valmont, the Foundation and
                                 CompX International, Inc., an
                                 indirect subsidiary of Valhi
                                 ("CompX").

Keith A. Johnson                 Controller of the Foundation.

Harold C. Simmons                Chairman of the board and chief
                                 executive officer of Contran,
                                 Dixie Holding, Dixie Rice, the
                                 Foundation, NOA, National,
                                 Southwest, VGI and Valhi;
                                 chairman of the board of NL
                                 Industries, Inc.; director of
                                 Tremont Corporation; and trustee
                                 and member of the trust
                                 investment committee of The
                                 Combined Master Retirement
                                 Trust.

Steven L. Watson                 Director and president of
                                 Contran, Dixie Holding, NOA,
                                 National, VGI and Valhi;
                                 director and executive vice
                                 president of Dixie Rice and
                                 Southwest; director, vice
                                 president and secretary of the
                                 Foundation; vice president and
                                 secretary of Valmont.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own beneficially Shares, as outlined below:


                     Name                          Shares Held
-----------------------------------------------  ----------------

Eugene K. Anderson                                        -0-

Lisa Simmons Epstein                                     298

J. Mark Hollingsworth                                     -0-

Keith A. Johnson                                         200

Harold C. Simmons (1)                                     (1)

Steven L. Watson                                       6,274
----------

(1) Mr. Simmons may be deemed to possess indirect beneficial ownership of certain Shares as described in Item 5(a) of this Statement. Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

                                 EXHIBIT INDEX


Exhibit 1* $25 Million Demand Promissory Note dated February 1, 1999 executed by Valhi, Inc. and payable to the order of Contran Corporation.

Exhibit 2      Credit Agreement dated as of November 6, 1998 among Valhi,
               Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment 59 to Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.

----------

*    Filed herewith.